September 27, 2016

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lifetime Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
Response Dated August 22, 2016
File No. 000-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated September 7, 2016 relating to the above referenced Form 10-K for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2016 and the Company’s response letter dated August 22, 2016. For your convenience of reference, the comment of the Commission’s staff is set forth in bold and italic text below, and the Company’s response is set forth in plain text immediately beneath the comment.

Note C – Equity Investments, page F-16

1.	We note your response to comment 3 in our letter dated August 9, 2016. Please amend your fiscal year 2015 Form 10-K to include a reconciliation similar to what you provided in your response letter to inform investors (a) of the accounting error in Vasconia’s financial statements included as an exhibit to your fiscal year 2014 Form 10-K and (b) that your financial statements reflect the correction of the error in the proper period.

Per the Staff’s request, the Company will amend its fiscal 2015 Form 10-K to inform investors of the adjustment to Vasconia’s financial statements and to present Vasconia’s summarized income statement information for years ended December 31, 2015, 2014, and 2013 with a reconciliation to net income as reported by Vasconia, as follows:

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	Year Ended December 31,
	2015		2014		2013
	(in thousands)
Income Statement	USD	MXN	USD	MXN	USD	MXN
Net Sales	$178,832	$2,824,399	$188,863	$2,514,294	$159,574	$2,038,200
Gross Profit	33,982	534,285	35,592	474,482	28,775	367,944
Income from operations	10,551	165,507	7,790	103,658	5,438	70,430
Net Income	7,353	117,194	5,328	71,732	4,315	55,077
Adjustments (1)	—	—	1,131	15,679	(1,205)	(15,630)
Net Income as reported by Vasconia (2)	7,353	117,194	6,459	87,411	3,110	39,447

(1)	Certain adjustments were identified and not recorded in Vasconia’s consolidated financial statements for the year ended December 31, 2013 and were subsequently recorded by Vasconia in the year ended December 31, 2014. The Company recorded its proportionate share of the adjustments, approximately $0.3 million, net of tax, in the correct period in connection with its equity method accounting for its investment in Vasconia.

(2)	Vasconia’s consolidated financial statements for the years ended December 31, 2014 and 2013 were included as Exhibit 99.1 to Amendment 1 to the Company’s fiscal year 2014 Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me (516-203-3500) with any questions.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer

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